

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2020

W.L. "Perch" Nelson
Chief Executive Officer
American Hospitality Properties REIT, Inc.
5950 Berkshire Lane
Suite 850
Dallas, TX 75225

> **Re: American Hospitality Properties REIT, Inc.**
> **Offering Statement on Form 1-A**
> **Post Qualification Amendment No. 1**
> **Filed July 23, 2020**
> **File No. 024-10999**

Dear Mr. Nelson:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment No. 1 to Offering Statement Form 1-A

Cover Page

1. Please disclose the termination date of the offering. See Item 1(e) of Form 1-A and Rule 251 (d)(3)(i)(F).

Offering Circular Summary
Our REIT Structure, page 4

2. Please disclose in detail the basis for your statement that you believe that your currently contemplated business operations will enable you to qualify as a REIT beginning with the taxable year ending December 31, 2020. Also disclose how you have used the proceeds from the $3,883,084 of common shares sold in this offering. We note your risk factor on

page 27 stating that "[i]f we fail to invest a sufficient amount of the net proceeds from selling our common stock in real estate assets within one year from the receipt of the proceeds, we could fail to qualify as a REIT."

Experience of the Manager, page 4

3. We note your disclosure that the Manager was formed in May 2009 and currently manages five other funds. Please provide prior performance information for these funds. For guidance, see CF Disclosure Guidance: Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts (July 16, 2013).

Risk Factors
The offering price of our Shares was not established in reliance on a valuation of our assets and liabilities . . ., page 7

4. Disclose how NAV will be calculated on October 1, 2020 and provide an example of NAV based on your June 30, 2020 financial statements.

We have no prior operating history, and the prior performance of our sponsor . . ., page 7

5. Please explain in the filing why as of June 30, 2020, you have not made any investments and only have $1,214,488 in total assets, consisting of $25,000 in cash and other assets, given that you have sold $3,883,084 of your common shares in this offering as of June 30, 2020.

Transfer Agent and Registrar, page 75

6. We note your disclosure in this section that "[you] are not selling the shares through commissioned sales agents or underwriters." However, we note that you are relying on JCC Advisors, LLC, to sell your shares, based on your disclosure on the cover page and elsewhere. Please revise as appropriate to address this discrepancy.

7. We note that you will use your existing website, www.phoenixamericanhospitality.com, to provide notification of the offering. However, this website does not appear to apply to the company's business. Please revise to clarify.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenneth Betts, Esq.